UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Consolidated Synthetic remote voting map

In compliance with CVM Instruction No. 481/09, we present the synthetic voting map consolidating the voting instructions received from the Bookkeeper and the voting instructions directly received by the Company, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Extraordinary General Meeting to be held on March 31, 2021, at 3:00 p.m.

Item	Resolution	Voting	Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, as a specialized company responsible for preparing the appraisal report of the portion of the Companys net equity to be transferred to Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (CNPJ No. 10.440.482/0001-54) (“Getnet” and “Appraisal Report”, respectively)	Approve	82,876,822	83,211,322
		Reject	0	0
		Abstain	525,900	525,900
2	To approve the Appraisal Reports.	Approve	82,876,822	83,211,322
		Reject	0	0
		Abstain	525,900	525,900
3	To approve the terms and conditions of the “Private Instrument of Protocol and Justification of the Spin-Off from Banco Santander (Brasil) S.A. with the Transfer of the Spun-off Portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A., entered into on February 25, 2021 between the Company’s and Getnet’s managements (“Protocol and Justification of the Spin-Off from Santander”).	Approve	82,876,822	83,211,322
		Reject	0	0
		Abstain	525,900	525,900
4	To approve the spin-off from the Company, which will result in the segregation of its shares issued by Getnet, with transfer of the spun-off portion to Getnet, under the Protocol and Justification of the Spin-Off from Santander (“Spin-off”).	Approve	82,876,822	83,211,322
		Reject	0	0
		Abstain	525,900	525,900
5	If the previous matters are approved, authorize and ratify all the acts of the Companys managers necessary for the effectiveness of the resolutions proposed and approved by the Companys shareholders.	Approve	82,876,822	83,211,322
		Reject	0	0
		Abstain	525,900	525,900
6	To approve the reduction of the Companys share capital by the total amount of two billion reais (BRL 2,000,000,000.00), from the current fifty-seven billion reais (BRL 57,000,000,000.00) to fifty five billion reais (BRL 55,000,000,000.00), without the cancellation of shares, as a result of the Spin-Off (“Capital Reduction”).	Approve	82,876,822	83,211,322
		Reject	0	0
		Abstain	525,900	525,900
	To approve the amendment to the head provision of article 5 of the Companys Bylaws, to reflect the Capital Reduction.	Approve	82,876,822	83,211,322
7		Reject	0	0
		Abstain	525,900	525,900

[Free English Translation]

8	To approve the amendment to article 30 of the Companys Bylaws, to improve the rules for the appointment of members of the Audit Committee, in accordance with the provisions of the National Monetary Council Resolution No. 3,198, of May 27, 2004, as amended.	Approve	82,876,822	0
		Reject	0	0
		Abstain	525,900	0
	To approve the restatement of the Companys Bylaws, in order to incorporate the amendment resulting from the Capital Reduction and amendment to article 30 of the Companys Bylaws.	Approve	82,876,822	83,211,322
9		Reject	0	0
		Abstain	525,900	525,900

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 30, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer